SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1
MATERIAL FACT
São Paulo, May 7, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with paragraph 4th, article 157 of Law nº 6,404, from December 15th 1976, as amended (“Corporations Law”), and in CVM Resolution nº 44, dated August 23th 2021, as amended, hereby comes before its shareholders and the market in general, to clarify that, in response to the news circulated in the media about an offer to acquire International Paper Co. and the receipt of official letter no. 359/2024-SLS, issued by the Superintendence of Listing and Supervision of Issuers of B3, as described below:
“In a news report published by Valor Econômico, on May 7, 2024, under the title “Suzano prepares a $15 billion proposal for International Paper”, it includes, among other information, that:
• Suzano is preparing to make a takeover offer for International Paper valued at $15 billion, according to sources consulted by the agency 'Reuters'; and
• The Brazilian company has already indicated to the board of International Paper that it intends to formally send the proposal of $42 per share, entirely in cash, soon.
We request clarifications on the marked items, by May 8, 2024, with your confirmation or otherwise, as well as other information considered important.”
The Company is continuously analyzing market opportunities and investments aligned with its strategy. Nevertheless, the Company clarifies that, to date, there is no formal document or celebration of any agreement, binding or otherwise, by Suzano, nor any decision or resolution of its management bodies regarding the potential operation reported by the media. The Company also informs that it has conducted the relevant internal investigations and inquired its administrators about the news reported in the media before providing this clarification.
The Company reiterates its commitment to keeping the market duly informed regarding any relevant information.
São Paulo, May 7, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer